FORM 10f-3

                               THE BLACKROCK FUNDS

                         RECORD OF SECURITIES PURCHASED
                     UNDER THE TRUST'S RULE 10f-3 PROCEDURES

1.    Name of Purchasing Portfolio: BlackRock Enhanced Government Fund, Inc.
      (EGF), BlackRock Income Trust (BKT)

2.    Issuer: Federal Home Loan Bank

3.    Date of Purchase: 05/01/2007

4.    Underwriter from whom purchased: Lehman Brothers

5. Name of Affiliated Underwriter (as defined in the Trust's procedures) managing or participating in syndicate: Merrill Lynch Government Securities Inc.

6.    Aggregate principal amount of purchased (out of total offering):
      $25 million out of $3 billion

7. Aggregate principal amount purchased by funds advised by BlackRock and any purchases by other accounts with respect to which BlackRock has investment discretion (out of the total offering): $325 million out of $3 billion

8.    Purchase price (net of fees and expenses): 99.071

9.    Date offering commenced: 05/01/2007

10.   Offering price at end of first day on which any sales were made: 99.071

11.   Have the following conditions been satisfied:                     YES   NO
                                                                        ---   --

      a.    The securities are part of an issue registered under
            the Securities Act of 1933, as amended, which is being
            offered to the public, OR are Eligible Municipal
            Securities, OR are securities sold in an Eligible
            Foreign Offering OR are securities sold in an Eligible
            Rule 144A Offering OR part of an issue of government
            securities.                                                 Yes   __

                                                                        YES   NO
                                                                        ---   --

      b.    The securities were purchased prior to the end of the
            first day on which any sales were made, at a price
            that was not more than the price paid by each other
            purchaser of securities in that offering or in any
            concurrent offering of the securities (except, in the
            case of an Eligible Foreign Offering, for any rights
            to purchase required by laws to be granted to existing
            security holders of the Issuer) OR, if a rights
            offering, the securities were purchased on or before
            the fourth day preceding the day on which the rights
            offering terminated.                                        Yes   __

      c.    The underwriting was a firm commitment underwriting.        Yes   __

      d.    The commission, spread or profit was reasonable and
            fair in relation to that being received by others for
            underwriting similar securities during the same
            period.                                                     Yes   __

      e.    In respect of any securities other than Eligible
            Municipal Securities, the issuer of such securities
            has been in continuous operation for not less than
            three years (including the operations of
            predecessors).                                              Yes   __

      f.    Has the affiliated underwriter confirmed that it will
            not receive any direct or indirect benefit as a result
            of BlackRock's participation in the offering?               Yes   __

Approved: Thomas Musmanno                                      Date:  05/03/2007